SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 6, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 6, 2024.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
0810-555-2355
www.macro.com.ar

City of Buenos Aires, March 6th 2024

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: Relevant event

Please be advised that on the date hereof Banco Macro S.A., as surviving company, and Banco BMA S.A.U., as absorbed company, have entered into a Preliminary Agreement of Merger (“Compromiso Previo de Fusión”), by virtue of which Banco Macro S.A. shall absorb retroactively to January 1st 2024 Banco BMA S.A.U., based on the financial statements of each company prepared as of December 31st 2023 and the special consolidated financial statement of merger prepared as of that same date.

Since Banco Macro S.A. is the only shareholder of Banco BMA S.A.U. there shall be no share swap terms as a consequence of the merger.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 6, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer